SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

AMERICAN LIFE HOLDING COMPANY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

027224 10 4

(CUSIP Number)

Manuel B. Losada

43 South Pompano Highway, Suite 277

Pompano Beach, FL 33069

                     (954) 840-8372

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(continued on following pages)

(page 1 of 5 pages)

CUSIP No. 027224 10 4	Page 2 of 5

(1)	Names of reporting persons

Manuel B. Losada

(2)	Check the appropriate box if a member of a group (see instructions)

(a) ☐

(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions)

OO

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐

(6)	Citizenship or place of organization

USA

Number of shares beneficially owned by each reporting person with

(7)	Sole Voting Power

-0-

(8)	Shared Voting Power

-0-

(9)	Sole Dispositive Power

-0-

(10)	Shared Dispositive Power

-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

-0-

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percentage of Class Represented by Amount in Row (11)

-0-

(14)	Type of Reporting Person (See Instructions)

IN

CUSIP No. 027224 10 4	Page 3 of 5

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock of American Life Holding Company, Inc. (the “Issuer”) whose principal executive offices are located at 16 Okin Dong Cheongro Gu, Seoul, South Korea.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Manuel B. Losada, an individual.

(b)	Mr. Losada’s business address is 43 South Pompano Parkway, Suite 277, Pompano Beach, FL 33069.

(c)

Mr. Losada served as the President of the Issuer until February 11, 2011, and as a director of the Issuer until March 29, 2011. Since June 2009, Mr. Losada has also served as President of MedPro Associates Inc., a Denver, Colorado-based independent representative organization that specializes in representing manufacturers in the hospital, long-term care and physician, dental and veterinary markets directly and through distribution channels.

(d)	During the past five years, Mr. Losada has not been convicted in a criminal proceeding.

(e)

During the past five years Mr. Losada was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 25, 2010, the reporting person acquired 68,403 shares of the Issuer’s common stock from Norman Joseph in a private transaction. The $40,000 purchase price for such shares was paid by Mr. Losada’s assumption of a $40,000 promissory note previously issued by Mr. Joseph to Fund-Tech Solutions LLC, a Florida limited liability company. The securities acquired by Mr. Losada are not the subject of a security interest held by the lender, and have not been pledged to the lender.

Item 4.	Purpose of Transaction.

Mr. Losada’s acquisition of 68,403 shares from Mr. Joseph on March 25, 2010 was effectuated to increase Mr. Losada’s beneficial ownership in the Issuer to 342,017 shares, or approximately 87.4% of the issued and outstanding common stock of the Issuer. The acquisition of the 68,043 shares was not part of any plan or proposal by Mr. Losada which relates to or would result in the occurrence of any of the matters described in paragraphs 4(a) through 4(j) of Schedule 13D.

On February 11, 2011, Mr. Losada sold 312,017 shares of the Issuer’s common stock to C&K Mining Corporation, a South Korea corporation, in a private transaction.

On various dates subsequent to March 2, 2011, Mr. Losada sold 30,000 shares of the Issuer’s common stock in a combination of open market and private transactions.

Item 5.	Interest in Securities of the Issuer.

Following the sales described in Item 4, above, Manuel B. Losada owns of record and beneficially no shares of common stock of the Issuer.

CUSIP No. 027224 10 4	Page 4 of 5

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2, above, and between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None

CUSIP No. 027224 10 4	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2012	/s/ Manuel B. Losada Manuel B. Losada